

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Deborah M. Derby
Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

> **Re: Carrols Restaurant Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2023**
> **File No. 333-272841**

Dear Deborah M. Derby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Palash I. Pandya